SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                             SCHEDULE 13G
                            (Rule 13d-102)


        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                PURSUANT TO RULE 13d-2(b) AMENDMENT NO. 7


                       KILLEARN PROPERTIES, INC.
                           (Name of Issuer)

                     Common Stock, $0.10 Par Value
                    (Title of Class of Securities)

                             494125707
                           (CUSIP Number)

                          February 14, 1981
         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

                      [X]      Rule 13d-1(b)
                      [ ]      Rule 13d-1(c)
                      [ ]      Rule 13d-1(d)



                         CUSIP No. 494125707
(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos.
    of Above Persons.

                    Joseph T. Williams, Jr.

(2) Check the Appropriate Box if a Member of a Group
    (See Instructions)  (a)  [  ]	(b)  [  ]

(3) SEC Use Only

(4) Citizenship or Place of Organization  U.S.A.

          Number of         (5) Sole Voiting Power       195,816
     Shares Beneficially    (6) Shared Voiting Power      37,080
          Owned by          (7) Sole Dispositive Power   195,816
       Each Reporting       (8) Shared Dispositive Power  37,080
         Person With

(9) Aggregate Amount Beneficially Owned by Each Reporting
    Person   232,896

(10)Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable

(11)Percent of Class Represented by Amount in Row (9)        17.4

(12)Type of Reporting Person (See Instructions)       IN


Item 1(a).
Name of Issuer:

Killearn Properties, Inc. ("Killearn").

Item 1(b).
Address of Issuer's Principal Executive Offices:

385 Country Club Drive
Stockbridge, Georgia 30281

Item 2(a).
Name of Person Filing:

Joseph T. Williams, Jr.

Item 2(b).
Address of Principal Business Office:

127 Glenn Eagle Way
McDonough, Georgia 30253

Item 2(c).
Citizenship or State of Incorporation:
U.S.A.

Item 2(d).
Title of Class of Securities:

Common Stock, $0.10 Par Value

Item 2(e).
CUSIP Number:

494125707

Item 3.
If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), identify the status of the person filing.
[control person]

Item 4.	Ownership.
	(a)	Amount Beneficially Owned:  232,896 shares.

	(b)	Percent of Class:  17.4

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to
		  direct the vote     195,816 shares.

	(ii)	shared power to vote or to
		  direct the vote	232,896	shares.

	(iii)	sole power to dispose or to
		  direct the disposition of 195,816 shares.

	(iv)	shared power to dispose or to
		  direct the disposition of  232,896 shares.

Item 5.
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.
Identification and Classification of Members of the Group.

Not applicable.

Item 9.
Notice of Dissolution of Group.

Not applicable.

Item 10.
Certification.

Not applicable.

                                        SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 19, 1999
                                        /s/ Joseph T. Williams, Jr.
                                        JOSEPH T. WILLIAMS, JR.






                 Greenberg Traurig, P.A.
                  1221 Brickell Avenue
                  Miami, Florida 33131




Arthur L. Gallagher
(305) 579-0783
gallaghera@gtlaw.com


                                   August 19, 1999

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Filing Desk
       Re:	Killearn Properties, Inc. (Commission File No. 1-06762)
(the "Registrant")

Dear Sir or Madam:

    On behalf of Joseph T. Williams, Jr., enclosed for filing, via direct transmission to the EDGAR system of the Securities and Exchange
Commission (the "Commission"), are the following:

(i)	Amendment to Schedule 13G dated as of February 14, 1981;
(ii)	Amendment to Schedule 13G dated as of February 14, 1990;
(iii)	Amendment to Schedule 13G dated as of February 14, 1992;
(iv)	Amendment to Schedule 13G dated as of February 14, 1996; and
(v)	Amendment to Schedule 13G dated as of February 14, 1997;


                                    Sincerely,


                                   /s/Arthur L. Gallagher
                                   Arthur L. Gallagher